Exhibit 99.1

STEALTHGAS INC. REPORTS SECOND QUARTER AND SIX MONTHS 2019 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, August 22, 2019. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2019.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Operational utilization of 95.3% in Q2 ’19 (97.8% in Q2 ’18) mainly due to softer conditions prevailing in Asia.

•

About 79% of fleet days secured on period charters for the remainder of 2019, with total fleet employment days for all subsequent periods representing approximately $115.0 million in contracted revenues.

•	Entrance into a new LPG sub segment through the acquisition of a secondhand (2007 built) 38,000 cbm fully refrigerated vessel. This vessel was acquired with our JV partner.

•

Entrance into a second new LPG sub segment, through an acquisition - from a third party - of an 11,000 cbm pressurized newbuilding LPG vessel with delivery in 2021. This vessel is under construction in Japan.

•

Revenues of $34.1 million in Q2 ’19, a decrease of $9.3 million compared to Q2 ’18 following our strategic decision to divest mostly older LPG vessels that led to the net reduction of our average owned fleet by ten vessels.

•	Adjusted EBITDA of $14.9 million in Q2 ’19, compared to $20.0 million in Q2 ’18, due to fewer vessels and reduced spot market revenues.

•	Low gearing, as debt to assets stands at about 39.9% reflecting our sharp repayment schedule.

•	Cash on hand of $65.8 million, an increase of $1.3 million compared to December 31, 2018.

•	Repurchase of 170,914 GASS shares to date, for aggregate consideration of $600,573.

Second Quarter 2019 Results:

•

Revenues for the three months ended June 30, 2019 amounted to $34.1 million, a decrease of $9.3 million, or 21.4%, compared to revenues of $43.4 million for the three months ended June 30, 2018, mainly as a result of the strategic reduction of our owned fleet by ten vessels, one less charter-in vessel and reduced revenue as a result of the weak Asian spot market. Our owned fleet reduction also includes the sale of a 49.9% interest in four of our vessel-owning companies to a third party investor, the results of which are no longer consolidated in our financial results with only the related profit share being reflected.

•

Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2019 were $4.1 million and $11.8 million respectively, compared to $4.3 million and $14.9 million respectively, for the three months ended June 30, 2018. The $0.2 million decrease in voyage expenses was mainly attributed to a 5.1% quarter on quarter reduction of spot days. The 20.8% decrease in vessels’ operating expenses compared to the same period of 2018, is mainly attributed to the net reduction of our owned fleet by ten vessels and the receipt of an insurance payment which improved our operating cost base.

•

Drydocking costs for the three months ended June 30, 2019 and 2018 were nil and $0.7 million, respectively. No drydocking was completed during the second quarter of 2019, while in the same period of 2018 the Company completed the drydocking of two LPG vessels.

•

Depreciation for the three months ended June 30, 2019 was $9.5 million, a $1.0 million decrease from $10.5 million for the same period of last year due to the decrease of the average number of our vessels.

•

Interest and finance costs for the three months ended June 30, 2019 and 2018 were $5.4 million and $6.0 million, respectively. The $0.6 million decrease from the same period of last year is mostly due to the decrease of our leverage.

•

As a result of the above, for the three months ended June 30, 2019, the Company reported a net loss of $0.2 million, compared to a net loss of $0.4 million for the three months ended June 30, 2018. The weighted average number of shares for the three months ended June 30, 2019 and June 30, 2018 was 39.8 million and 39.9 million, respectively. Loss per share, basic and diluted, for the three months ended June 30, 2019 amounted to $0.00 compared to loss per share of $0.01 for the same period of last year.

•

Adjusted net income was $0.2 million or $0.01 earnings per share for the three months ended June 30, 2019 compared to adjusted net income of $3.6 million or $0.09 earnings per share for the same period of last year.

•	EBITDA for the three months ended June 30, 2019 amounted to $14.6 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Loss are set forth below.

•	An average of 42.0 vessels were owned by the Company during the three months ended June 30, 2019, compared to 52.2 vessels for the same period of 2018.

Six Months 2019 Results:

•

Revenues for the six months ended June 30, 2019, amounted to $72.5 million, a decrease of $10.6 million, or 12.8%, compared to revenues of $83.1 million for the six months ended June 30, 2018, primarily due to the strategic decision to sell mostly older small LPG vessels for further trading and the sale of a 49.9% interest in four of our vessel-owning companies to a third party investor, the results of which are no longer consolidated in our financial results with only the related profit share being reflected.

•	Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2019 were $7.9 million and $24.7 million, respectively, compared to $9.9 million and $30.3 million for the six months ended June 30, 2018. The $2.0 million decrease in voyage expenses was mainly due to the 26.7% (or 484 days) reduction of spot days. The $5.6 million decrease in vessels’ operating expenses, is due to the net reduction of the average number of vessels in our owned fleet by 8.3 vessels and the expiration of one bareboat charter-in contract.

•

Drydocking costs for the six months ended June 30, 2019 and 2018 were $0.2 million and $2.2 million, respectively. The costs for the six months ended June 30, 2019 mainly related to the survey of one small LPG vessel, while the costs for the same period of last year related to the drydocking of 5 vessels.

•

Depreciation for the six months ended June 30, 2019, was $18.9 million, a $2.1 million decrease from $21.0 million for the same period of last year, due to the net reduction of the average number of vessels in our owned fleet.

•

Interest and finance costs for the six months ended June 30, 2019 and 2018 were $11.4 million and $11.2 million, respectively. The $0.2 million increase from the same period of last year, in spite of the decrease of our leverage, is mostly due to the increase of LIBOR rates.

•

As a result of the above, the Company reported net income for the six months ended June 30, 2019 of $1.8 million, compared to a net loss of $6.2 million for the six months ended June 30, 2018. The average number of shares outstanding for the six months ended June 30, 2019 and June 30, 2018 was 39.9 million. Earnings per share for the six months ended June 30, 2019 amounted to $0.04 compared to loss per share of $0.15 for the same period of last year.

•	Adjusted net income was $2.3 million, or $0.06 per share, for the six months ended June 30, 2019 compared to adjusted net income of $1.6 million, or $0.04 per share, for the same period of last year.

•

EBITDA for the six months ended June 30, 2019 amounted to $31.7 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below. An average of 43.7 vessels were owned by the Company during the six months ended June 30, 2019, compared to 52.0 vessels for the same period of 2018.

•	As of June 30, 2019, cash and cash equivalents amounted to $65.8 million and total debt amounted to $392.0 million. During the six months ended June 30, 2019 debt repayments amounted to $49.0 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements:

•	A two year time charter for its 2006 built LPG carrier, the Gas Alice, to an international oil company up until August 2021.

•	A one year time charter for its 2008 built product tanker, the Clean Thrasher, to an international trading house up until June 2020.

•	A six months’ time charter for its 2001 built charter- in LPG carrier, the Gas Cathar, to an international LPG trader until January 2020.

•	A six months’ time charter for its 2018 built LPG carrier, the Eco Freeze, to an international LPG trader until December 2019.

•	A six months’ time charter for its 2015 built LPG carrier, the Eco Universe, to an oil major until February 2020.

•	A three months’ time charter for its 2015 built LPG carrier, the Eco Enigma, to an international trading house until October 2019.

With these charters, the Company has total contracted revenues of approximately $115 million. Total anticipated voyage days of our fleet is 79% covered for the remainder of 2019 and 35% for 2020.

Board Chairman Michael Jolliffe Commented

Due to market uncertainty resulting from the US-China trade war, the pressurized market in Asia presented a relatively tough second quarter for ship owners. Charterers in the region were reluctant to conclude or renew period contracts, thus forcing vessels to operate in the spot market at low rates. This is the main reason that our revenue generation was less than expected, in spite of favorable operational utilization of close to 95% and an increase in daily revenue from our vessels on time charter contracts.

This quarter we had close to 19% of our fleet operating in the spot market, the majority of which were in the Asian region. Our vessels operating in the spot market during the second quarter of 19’ generated in total almost $1.5 million less TCE revenue than in the first quarter of the year.

From a strategic standpoint, we have been active, with StealthGas moving to enter, for the first time, the 11,000 cbm pressurized LPG segment. In addition, through our Joint Venture arrangement, we moved to enter in a second new LPG subsegment, as we recently acquired a 38,000 cbm fully refrigerated vessel. Relying on the technical and management expertise gained as leaders in the small LPG market, StealthGas is further expanding its presence in the broader LPG space, thus enhancing and diversifying its revenue stream.

Another important move is that we have actively commenced our stock repurchase program having bought more than 170,000 shares to date, supporting our stock and our investors.

We believe that the Asian market will soon correct itself. Our Company has a very strong balance sheet and diversified fleet, a free cash base that exceeds $65 million, and a debt to asset ratio of less than 40%, therefore we feel optimistic for the future as market conditions improve.

Conference Call details:

On August 22, 2019 at 10:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 866 869 2321 (US Toll Free Dial In) or 08003767425 (UK Toll Free Dial In).

Access Code: 7798421

In case of any problems with the above numbers, please dial +1 917 7200 178(US Toll Dial In), +44 (0) 8444933857 (Standard International Dial In).

Access Code: 7798421

A telephonic replay of the conference call will be available until August 29, 2019 by dialing +1 (866) 331-1332 (US Local Dial In), +44 (0) 8445718951 (UK Local Dial In).

Access Code: 7798421

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 50 vessels. The fleet comprises of 46 LPG carriers, including two chartered in LPG vessels, five Joint Venture vessels and an 11,000 cbm newbuilding pressurized LPG carrier with expected delivery in 2021. These LPG vessels have a total capacity of 347,099 cubic meters (cbm). The Company also owns three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Fenia Sakellaris

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended June 30, 2018 and June 30, 2019.

FLEET DATA	Q2 2018	Q2 2019	6M 2018	6M 2019
Average number of vessels (1)	52.2	42.0	52.0	43.7
Period end number of owned vessels in fleet	52	42	52	42
Total calendar days for fleet (2)	5,026	4,004	9,865	8,331
Total voyage days for fleet (3)	4,969	3,994	9,756	8,316
Fleet utilization (4)	98.9%	99.8%	98.9%	99.8%
Total charter days for fleet (5)	4,160	3,226	7,941	6,985
Total spot market days for fleet (6)	809	768	1,815	1,331
Fleet operational utilization (7)	97.8%	95.3%	95.6%	97.1%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net (loss)/income before (gain)/loss on derivatives excluding swap interest (paid)/received, share based compensation, loss/(gain) on sale of vessel, gain on deconsolidation of subsidiaries and impairment loss. EBITDA represents net (loss)/income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents EBITDA before share based compensation, (gain)/loss on derivatives, excluding swap interest (paid)/received, loss/(gain) on sale of vessel, gain on deconsolidation of subsidiaries and impairment loss. Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results to investors.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six Months Period Ended June 30th,
	2018	2019	2018	2019
Net (loss)/Income—Adjusted Net Income
Net (loss)/income	(397,816)	(179,256)	(6,171,053)	1,789,610
Plus (gain)/loss on derivatives	(8,969)	118,094	37,786	140,791
Less swap interest (paid)/received	(16,470)	29,100	(81,738)	79,952
Less loss/(gain) on sale of vessel, net	219,479	—	219,479	(7,473)
Less gain on deconsolidation of subsidiaries	—	—	—	(145,000)
Plus impairment loss	3,776,109	—	7,594,377	—
Plus share based compensation	—	236,849	—	471,096
Adjusted Net Income	3,572,333	204,787	1,598,851	2,328,976

Net (loss)/income—EBITDA
Net (loss)/income	(397,816)	(179,256)	(6,171,053)	1,789,610
Plus interest and finance costs	6,038,529	5,400,047	11,178,096	11,382,918
Less interest income	(129,227)	(144,146)	(228,623)	(448,579)
Plus depreciation	10,453,582	9,474,181	20,983,941	18,948,367
EBITDA	15,965,068	14,550,826	25,762,361	31,672,316

Net (loss)/income—Adjusted EBITDA
Net (loss)/income	(397,816)	(179,256)	(6,171,053)	1,789,610
Plus (gain)/loss on derivatives	(8,969)	118,094	37,786	140,791
Less gain on sale of vessel, net	219,479	—	219,479	(7,473)
Less gain on deconsolidation of subsidiaries	—	—	—	(145,000)
Plus impairment loss	3,776,109	—	7,594,377	—
Plus share based compensation	—	236,849	—	471,096
Plus interest and finance costs	6,038,529	5,400,047	11,178,096	11,382,918
Less interest income	(129,227)	(144,146)	(228,623)	(448,579)
Plus depreciation	10,453,582	9,474,181	20,983,941	18,948,367
Adjusted EBITDA	19,951,687	14,905,769	33,614,003	32,131,730

EPS—Adjusted EPS
Net (loss)/income	(397,816)	(179,256)	(6,171,053)	1,789,610
Adjusted net income	3,572,333	204,787	1,598,851	2,328,976
Weighted average number of shares	39,860,563	39,840,783	39,860,563	39,850,618
EPS—Basic and Diluted	(0.01)	(0.00)	(0.15)	0.04
Adjusted EPS—Basic and Diluted	0.09	0.01	0.04	0.06

StealthGas Inc.*

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended June 30,		For The Six Months Ended June 30,
	2018	2019	2018	2019
Revenues
Revenues	43,380,863	34,083,501	83,076,345	72,526,319

Expenses
Voyage expenses	3,727,056	3,721,160	8,878,307	7,049,679
Voyage expenses—related party	536,601	423,591	1,020,500	900,228
Charter hire expenses	1,676,259	1,467,505	2,645,406	3,565,054
Vessels’ operating expenses	14,786,705	11,519,876	30,145,118	24,187,246
Vessels’ operating expenses—related party	95,000	239,500	122,000	488,500
Drydocking costs	653,968	—	2,157,048	185,624
Management fees—related party	1,809,500	1,399,195	3,553,100	2,914,680
General and administrative expenses	845,313	902,521	1,417,840	2,024,608
Depreciation	10,453,582	9,474,181	20,983,941	18,948,367
Impairment loss	3,776,109	—	7,594,377	—
Net loss/(gain) on sale of vessels	219,479	—	219,479	(7,473)
Other operating income	(696,471)	—	(549,804)	—

Total expenses	37,883,101	29,147,529	78,187,312	60,256,513

Income from operations	5,497,762	4,935,972	4,889,033	12,269,806

Other (expenses)/income
Interest and finance costs	(6,038,529)	(5,400,047)	(11,178,096)	(11,382,918)
Gain on deconsolidation of subsidiaries	—	—	—	145,000
Loss on derivatives	8,969	(118,094)	(37,786)	(140,791)
Interest income	129,227	144,146	228,623	448,579
Foreign exchange income/(loss)	4,755	7,231	(72,827)	(9,557)

Other expenses, net	(5,895,578)	(5,366,764)	(11,060,086)	(10,939,687)

Income before equity in income of investees	(397,816)	(430,792)	(6,171,053)	1,330,119
Equity earnings in unconsolidated joint ventures	—	251,536	—	459,491
Net (Loss)/Income	(397,816)	(179,256)	(6,171,053)	1,789,610

Earnings per share
—Basic & Diluted	(0.01)	(0.00)	(0.15)	0.04

Weighted average number of shares
—Basic & Diluted	39,860,563	39,840,783	39,860,563	39,850,618

*

As of January 1, 2019, we adopted ASU No. 2016-02, “Leases,” as amended (“ASC 842”) using the modified retrospective transition method of adoption. Under this method, the cumulative effect of applying the new lease standard is recorded with no restatement of any comparative prior periods presented. As a result, prior periods as reported by the Company have not been impacted by the adoption. The adoption of ASC 842 resulted in the recognition of operating lease right-of-use assets of $1.9 million and related lease liabilities for operating leases of $1.9 million in Total Assets and Total Liabilities, respectively, on our Consolidated Balance Sheet on January 1, 2019.

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	June 30,
	2018	2019
Assets
Current assets
Cash and cash equivalents	64,498,442	65,836,973
Receivables from related parties	—	1,420,678
Trade and other receivables	2,888,496	2,110,763
Other current assets	134,301	330,935
Claims receivable	—	648,782
Inventories	2,346,723	3,120,121
Advances and prepayments	1,089,539	1,004,311
Restricted cash	3,002,490	1,673,587
Assets held for sale	64,906,448	—

Total current assets	138,866,439	76,146,150

Non-current assets
Advances for vessel under construction	—	2,908,064
Operating lease right-of-use assets	—	1,270,087
Vessels, net	884,748,691	865,803,340
Other receivables	108,930	113,036
Restricted cash	11,930,059	12,545,858
Investments in unconsolidated joint ventures	—	22,285,516
Fair value of derivatives	1,068,369	202,097

Total non current assets	897,856,049	905,127,998

Total assets	1,036,722,488	981,274,148
Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	7,930,642	1,679,590
Trade accounts payable	10,349,358	11,705,775
Accrued and other liabilities	6,879,488	6,036,180
Operating lease liabilities	—	1,226,814
Customer deposits	1,336,000	600,000
Deferred income	5,191,654	4,562,575
Current portion of long-term debt	41,726,837	40,685,828
Current portion of long-term debt associated with vessels held for sale	30,076,356	—

Total current liabilities	103,490,335	66,496,762

Non-current liabilities
Fair value of derivatives	465,389	2,714,452
Customer deposits	—	368,000
Operating lease liabilities	—	43,273
Long-term debt	371,514,253	351,292,536

Total non-current liabilities	371,979,642	354,418,261

Total liabilities	475,469,977	420,915,023

Commitments and contingencies
Stockholders’ equity
Capital stock	445,496	445,496
Treasury stock	(22,523,528)	(22,783,028)
Additional paid-in capital	501,807,478	502,278,574
Retained earnings	80,849,086	82,638,696
Accumulated other comprehensive income/(loss)	673,979	(2,220,613)

Total stockholders’ equity	561,252,511	560,359,125

Total liabilities and stockholders’ equity	1,036,722,488	981,274,148

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	For the Six Months Ended June 30,
	2018	2019
Cash flows from operating activities
Net (loss)/income for the period	(6,171,053)	1,789,610
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	20,983,941	18,948,367
Amortization of deferred finance charges	438,716	476,249
Amortization of deferred gain on sale and leaseback of vessels	(96,719)	—
Amortization of operating lease right-of-use assets	—	775,770
Share based compensation	—	471,096
Change in fair value of derivatives	(43,952)	220,743
Equity earnings in unconsolidated joint ventures	—	(459,491)
Impairment loss	7,594,377	—
Gain on sale of vessels, net	219,479	(7,473)
Gain on deconsolidated of subsidiaries	—	(145,000)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(1,762,222)	773,627
Other current assets	23,257	(196,634)
Claims receivable	15,951	(966,718)
Inventories	(615,881)	(54,950)
Changes in operating lease liabilities	—	(775,770)
Advances and prepayments	(357,725)	85,228
Increase/(decrease) in
Balances with related parties	(2,758,369)	(9,683,892)
Trade accounts payable	880,010	1,356,417
Accrued liabilities	318,288	(183,308)
Deferred income	1,735,826	(629,079)

Net cash provided by operating activities	20,403,924	11,794,792

Cash flows from investing activities
Insurance proceeds	—	317,936
Proceeds from sale of interests in subsidiaries	—	20,720,975
Vessels’ acquisitions and advances for vessels under construction	(108,012,906)	(2,908,064)
Proceeds from sale of vessels, net	8,730,520	8,302,457
Investment in unconsolidated joint ventures	—	(1,022,000)
Cash paid to unconsolidated joint ventures	—	(1,268,223)
Cash received from unconsolidated joint ventures	—	3,280,385

Net cash (used in)/provided by investing activities	(99,282,386)	27,423,466

Cash flows from financing activities
Stock repurchase	—	(259,500)
Deferred finance charges	(444,330)	(254,901)
Customer deposits paid	(1,220,700)	(368,000)
Loan repayments	(27,103,104)	(48,960,430)
Proceeds from long-term debt	115,712,500	11,250,000

Net cash provided by/(used in) financing activities	86,944,366	(38,592,831)

Net increase in cash, cash equivalents and restricted cash	8,065,904	625,427
Cash, cash equivalents and restricted cash at beginning of year	62,903,192	79,430,991

Cash, cash equivalents and restricted cash at end of period	70,969,096	80,056,418

Cash breakdown
Cash and cash equivalents	55,669,369	65,836,973
Restricted cash, current	2,888,222	1,673,587
Restricted cash, non-current	12,411,505	12,545,858

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	70,969,096	80,056,418